UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Bermuda
(Jurisdiction of Subject Company’s Incorporation or Organization)
ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Name of Person(s) Furnishing Form)
1.75% Convertible Senior Notes due 2009
(Title of Class of Subject Securities)
Not Applicable
(CUSIP Number of Class of Securities (if applicable))
CT Corporation System 111 Eighth Avenue, New York, New York 10011 Tel: (212) 894-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
October 17, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit Number	Description

(a)	Offer, dated as of October 17, 2006, to holders of 1.75% Convertible Senior Notes due 2009 issued by ChipMOS TECHNOLOGIES (Bermuda) LTD.

(b)	Not applicable.

Item 2. Informational Legends

Not applicable.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the “SEC”), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name: Shih-Jye Cheng Title: Chairman and Chief Executive Officer

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